China Yuchai International Extends Loan Agreement with
HL Global Enterprises Limited

Singapore, Singapore – January 19, 2012 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that its wholly owned subsidiary Venture Lewis Limited (“VLL”) has entered into a loan agreement with HL Global Enterprises Limited (“HLGE”) (“2012 Loan Agreement”) for the extension of a loan of S$83,000,000 (“Loan”) to HLGE. The original amount of the Loan was S$93,000,000 which was granted to HLGE in February 2009 to refinance the zero coupon, unsecured, non-convertible bonds (“Bonds”) issued by HLGE in 2006 and which matured on July 3, 2009 (“Maturity Date”). However, the principal amount was reduced to S$83,000,000 pursuant to a partial repayment of S$10,000,000 made by HLGE in February 2011. The Company through another wholly owned subsidiary, Grace Star Services Ltd., owns 48.12% of the issued ordinary shares of HLGE.

The unsecured Loan has, pursuant to the terms of the 2012 Loan Agreement, been extended for one year from July 2012 and is due for repayment in July 2013. Under the terms of the 2012 Loan Agreement, the interest payable is the aggregate of a margin of 1.50% per annum, a reduction from 1.75% per annum from the previous loan extension and the 12-month Singapore Interbank Offer Rate expressed in a percentage rate fixed by the Association of Banks in Singapore for Singapore Dollars as of January 18, 2012 which was 0.584%. In the event the interest rate charged on external funds utilized by China Yuchai for their investment in HLGE is increased, the Company has a right to negotiate with HLGE with a view to agreeing on an increase in the interest rate payable by HLGE under the 2012 Loan Agreement subject to compliance with certain regulatory requirements. A negative pledge undertaking against any disposal or creation of security over substantially all of HLGE’s assets without VLL’s consent is also included.

The Company’s Board of Directors approved the Loan extension at a reduced interest rate after taking into account (i) the continued challenges facing HLGE’s hospitality operations in China from increasing competition and the uncertain global economic outlook impacting on its results; (ii) difficulties faced by HLGE in obtaining financing from financial institutions, (iii) the need to provide continuing support to HLGE to allow it sufficient time to successfully dispose of its non-core and non-performing assets in an orderly manner to repay the Loan, and (iv) potential acquisition opportunities being explored by HLGE to grow its earnings base and improve its cash flow. This transaction has also been reviewed and approved by the Company’s audit committee who has determined that the terms of the Loan extension are fair and reasonable and are not prejudicial to the interests of the Company’s shareholders. In coming to its decision, in addition to the various factors set out in this paragraph, the audit committee also considered the costs and sources of funding for the Loan, reduction in interest income to the Company from a corresponding reduction in the interest rate charged, and the recoverability of the Loan based on a valuation of HLGE’s assets.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2010, GYMCL sold 551,592 diesel engines and is recognised as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

Dixon.chen@grayling.com